UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on June 25, 2009.

Milan, Italy, June 25, 2009 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), announces that its Annual Report on Form 20-F for fiscal year 2008 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available on Luxottica Group’s corporate website at www.luxottica.com, on the SEC website at www.sec.gov and on the Milan stock exchange Borsa Italiana website at www.borsaitaliana.it. Requests for hard copies of Luxottica Group’s audited consolidated financial statements (free of charge) may be made by contacting the Group’s investor relations department at the address investorrelations@luxottica.com

Media and investor relations contacts

Ivan Dompé
Group Corporate Communications Director
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
Group Director of International Communications
Tel.: +1 (516) 918 3100
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: June 25, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER